CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

August 17, 2004

NEWS RELEASE

Symbols:  TSX-Ven.CDU

FSX.CR5

CARDERO ANNOUNCES RESULTS FROM PROVIDENCIA

Cardero Resource Corp. is pleased to announce results from a recently completed reverse circulation drill program at its Providencia property in northwest Argentina. A total of 2,332 metres were completed in nine holes.

Three of the nine holes were located within the Providencia Fault Block. The remaining six  holes were drilled into the North Fault Block, located immediately north of the Providencia Fault Block, where the target was the projected strike extension of the conglomeratic sediments which host the silver and copper mineralization at the Providencia Mine.

In the Providencia Fault Block, one hole was collared within the northern part of the South pit and drilled at an angle of minus 70° to the west to test the target section at depth below the pit. From 217.0 to 244.0 metres depth a 27 metre thick zone was intersected that averaged 97.2 g/t silver.  Within this zone, a 9.0 metre interval from 217.0 to 226.0 metres averaged 276.1 g/t silver. This intersection provides encouragement for potential extensions at depth of the high grade silver mineralization encountered in the South Pit at surface. A second hole located to the east of the North Pit was drilled at an angle of minus 73° to the west, in order to test two targets. The initial target was the interpreted western extension of a mineralized zone intersected to the east during a prior drill program.  The second target was the mineralization at depth below the North Pit.  The initial 34.0 metres of this hole returned an average value of 91.2 g/t silver and the interval from 149.0 to 170.0 metres depth returned an average grade of 25.6 g/t silver. A third hole collared on the eastern margin of the Providencia Fault Block, approximately 1.5 kilometres east of the mine workings, encountered alteration and anomalous silver values.

Cardero is encouraged by these results although ongoing sample recovery problems remain a concern and were a complicating factor in assessing grade.  Tests conducted on-site indicated that sample losses in some instances during this program were in excess of 70%. Chips derived from the heavier cobble clasts were routinely recovered but it appears that a high percentage of the lightly compacted and weakly cemented matrix, which is the host of the mineralization, was lost with the overflow. The results from the holes that penetrated to depth within the Providencia Fault Block illustrate the potential for high grade silver mineralization at depth.

In the North Block, the six holes drilled were located to test the northern extension of silver mineralization in the Providencia Block. The six holes were spaced along a strike length of approximately 2.0 kilometres. The host sediments of the Providencia Block had previously been identified on the North Fault Block in outcrop where grab samples returned values in excess of 30 g/t silver.  All six holes encountered alteration and anomalous silver values.

The planned program for the Chingolo property was postponed due to the onset of severe winter weather. The next phase of the exploration program at the Olaroz project will be formulated once the final reporting is completed by the Company’s consultants.

Jan Helsen, Ph.D., P.Geol., was the Qualified Person on site for the Providencia drill program and supervised the quality control and quality assurance programs.

The Company is well financed with over $17 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  Cardero Resource Corp. is currently listed on the TSX Venture Exchange (symbol CDU) and on the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating silver, gold, copper and iron-ore projects which will ensure the recognition of Cardero as a world-class exploration and development company.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen," President

For further information contact:

Henk Van Alphen, President

Quentin Mai, Manager - Investor Relations

Email

hvanalphen@cardero.com

Email

qmai@cardero.com

                                                                Phone:  (604) 408-7488 / Fax:  (604) 408-7499

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adequacy or accuracy of the content of this news release which has been prepared by management.